Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Tantech Holdings Ltd. (the “Company”) on Form F-3 of our report dated May 11, 2018, which contains an explanatory paragraph regarding the effects of the adjustments to retrospectively apply the change in accounting related to the discontinued operations as described in Note 5, which were audited by other auditors, relating to the consolidated balance sheets of the Company as of December 31, 2017, and the related consolidated statements of income and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Friedman LLP

New York, New York
May 15, 2019